FORM 6-K



                      Securities and Exchange Commission
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of    March                                    2003
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                               CryptoLogic Inc.
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                (Translation of registrant's name into English)


                         1867 Yonge Street, 7th Floor
                           Toronto, Ontario, Canada
                                    M4S 1Y5
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                   (Address of principal executive offices)


           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F                        Form 40-F     X
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           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                               No     X
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                                DOCUMENT INDEX
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Document                                                               Page No.

   1.       Press Release dated March 3, 2003 "CryptoLogic Achieves       4
            Key Regulatory Milestone"

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                                                                     Document 1
                                                                     ----------
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CRYPTOLOGIC
[GRAPHIC LOGO OMITTED]

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY


                 CRYPTOLOGIC ACHIEVES KEY REGULATORY MILESTONE
             License from strictly regulated jurisdiction creates
                    new opportunities for Internet gaming

March 3, 2003 (Toronto, ON) - CryptoLogic, a leading software developer to the Internet gaming and e-commerce industries, today announced that a wholly owned subsidiary was awarded a license as an approved software provider in one of the world's most strictly regulated jurisdictions. The new license from Alderney, in the British Channel Islands, will give the company's present and future customers another licensed jurisdiction from which to operate Internet casinos.

"This is a great day for CryptoLogic, and for everyone who shares our commitment to safe, secure and regulated Internet gaming," said Lewis Rose, CryptoLogic's interim President and CEO. "We're already working with international customers who want to operate Internet casinos from Alderney. And as the global movement to regulate the industry gains steam, another strictly regulated license today means a clear competitive advantage for us tomorrow."

The license was announced today by the Alderney Gambling Control Commission, which issued its first-ever interactive gaming licenses last year. The Commission awarded one of those 2002 licenses to The Ritz Club London Online, a wholly owned subsidiary of The Ritz Club, one of the world's most exclusive privately owned gaming clubs. The Ritz Club London Online is now using CryptoLogic-developed software to gain certification in Alderney.

Last year, gaming software developed by CryptoLogic earned certification from the highly regulated Isle of Man. As a result, its subsidiary, WagerLogic, is one of the few companies in the world that can now offer licensees a choice of two regulated jurisdictions for their Internet casinos and further reaffirms its regulatory leadership.

WagerLogic's strategy involves seeking software certification to the strictest standards available, consistent with the stringent requirements for land-based casinos around the world. The company expects to reap the benefits of this regulatory commitment as more and more jurisdictions see the logic of regulated Internet gaming rather than allowing the revenue to flow outside the jurisdiction.

About CryptoLogic (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company pioneering global e-gaming solutions in the Internet market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic-developed software has processed more than US$11 billion in online transactions since inception in 1996 for some of the best-known, international blue chip customers in interactive gaming. CryptoLogic, ranked #1 in last year's Profit 100 list of Canada's fastest growing companies, continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.8 million shares fully diluted, based on treasury method).

About Alderney Gambling Control Commission

The Alderney Gambling Control Commission was established in May 2000, and regulates gambling on behalf of the States of Alderney. The Commission ensures that its regulatory and supervisory approach meets the very highest of international standards. A prime objective of the Commission is to maintain
Alderney's reputation as an effectively regulated jurisdiction for electronic gambling.

Alderney, the third largest of the British Channel Islands has its own government, legislature and company laws and is a center for investment, finance, e-commerce, e-gaming and e-betting.

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

For more information, please contact:
At CryptoLogic, (416) 545-1455                             At Argyle Rowland,  (416) 968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications          Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Jim Ryan, Chief Financial Officer                      Aline Nalbandian, ext. 226/ aline@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.
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                                  SIGNATURES
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           Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CryptoLogic Inc.
                                  --------------------------------------------
                                                  (Registrant)

Date:  March 3, 2003           By:    /s/ James A. Ryan
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                                                  (Signature)
                                          James A. Ryan
                                          Chief Financial Officer